Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 7 DATED SEPTEMBER 25, 2012

TO THE PROSPECTUS DATED JANUARY 9, 2012

This document supplements, and should be read in conjunction with, our prospectus dated January 9, 2012 relating to our offering of 330,000,000 shares of our common stock, or our initial public offering, as supplemented by Supplement No. 6 dated August 24, 2012, which replaced and superseded all prior supplements. Unless otherwise defined in this Supplement No. 7, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 7 is to disclose:

•	the status of our initial public offering;

•	the settlement of amounts owed to our former sponsor and purchase of our former advisor’s subordinated distribution rights;

•	the anticipated change to the price per share at which we will offer shares of our common stock pursuant to our initial public offering;

•	updates to our subscription process and subscription agreement;

•	the declaration of distributions to our stockholders;

•	updates to the “Risk Factors” section of our prospectus; and

•

updates to the descriptions of our real estate acquisitions in our prospectus, including our recent acquisitions of the Pacific Northwest Senior Care Portfolio located in Bend, Corvallis, Grants Pass, Prineville, Redmond and Salem, Oregon and North Bend, Olympia and Tacoma, Washington; the East Tennessee Medical Office Building Portfolio located in Knoxville, Tennessee; and the medical office building of the Silver Star MOB Portfolio located in DeSoto, Texas.

Status of Our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of September 21, 2012, we had received and accepted subscriptions in this offering for 84,311,386 shares of our common stock, or approximately $841,170,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of September 21, 2012, 215,688,614 shares remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in this offering until the earlier of February 20, 2013, or the date on which the maximum offering amount has been sold. We also reserve the right to terminate this offering at any time.

Settlement of Amounts Owed to Our Former Sponsor and

Purchase of Our Former Advisor’s Subordinated Distribution

Rights (Commonly Referred to as a “Back-End Interest” or “Incentive Payment”)

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Our Operating Partnership” section on page 12 of our prospectus, the “Prospectus Summary – Compensation to Our Advisor, Our Sub-Advisor, Our Dealer Manager and Their Affiliates” section beginning on page 14 of our prospectus, the “Our Performance – Information Regarding Our Distributions” section beginning on page 81 of our prospectus, the “Compensation Table” section beginning on page 145 of our prospectus, “The Operating Partnership Agreement” section beginning on page 210 of our prospectus and all similar discussions relating to our former sponsor appearing throughout our prospectus. In addition, the “Our former sponsor has filed for bankruptcy protection and, in connection with its reorganization or liquidation, may assert claims for payment of additional fees or reimbursement of expenses from us or otherwise seek claims against us and our affiliates. In such event, our officers and directors may be required to devote time to resolve any such claims by our former sponsor, and therefore, the time they are able to devote to our business may decline” risk factor on page 24 of Supplement No. 6 to our prospectus is hereby removed from our prospectus.

On February 20, 2012, Grubb & Ellis Company, or our former sponsor, filed for Chapter 11 bankruptcy protection and announced that it had signed an agreement to sell substantially all of its assets to BGC Partners, Inc., or BGC Partners. On March 27, 2012, the United States Bankruptcy Court for the Southern District of New York authorized such sale of assets to BGC Partners. In connection with such reorganization, there was a potential for claims against us with respect to amounts owed, as well as offsets and defenses, with respect to past services performed by our former sponsor and its affiliates on our behalf.

On September 14, 2012, we, along with Griffin-American Healthcare REIT II Holdings, LP, or our operating partnership, and Griffin-American Healthcare REIT Sub-Advisor, LLC, or our sub-advisor, entered into a settlement and asset transfer agreement, or the Settlement Agreement, with BGC Partners and certain affiliates. In consideration of the payment of $4.3 million by us, BGC Partners has agreed to transfer certain assets to us, including all rights, title and interest held by BGC Partners in our operating partnership, including the 200 units of limited partnership interest held in our operating partnership, any status as a limited partner in our operating partnership and any status as an advisor or former advisor, as such terms are described in our operating partnership’s Agreement of Limited Partnership, as amended, or the Operating Partnership Agreement. Such transfer includes any rights to the payment of any subordinated distribution, which is commonly referred to as a “back-end interest” or “incentive payment,” pursuant to the Operating Partnership Agreement. Notwithstanding these transfers to us, in the event of a “listing event” or “other liquidity event” (as both terms are defined in the Operating Partnership Agreement), we will calculate a hypothetical “deferred termination amount” (as defined in the Operating Partnership Agreement and based on assets acquired by us on or before January 10, 2012) for the payment of the subordinated distribution, or back-end interest or incentive payment, that would have been owed to BGC Partners if the transfer of limited partnership interests by BGC Partners to us had not occurred. If such calculation results in an amount that is greater than the $4.3 million paid by us, then we will pay BGC Partners an amount equal to 10.0% of the difference between such calculation and the $4.3 million paid by us. Our $4.3 million payment to BGC Partners also includes approximately $68,000 in satisfaction of all remaining payments owed by us to our former advisor and its affiliates, including our former sponsor, under the terminated advisory agreement with our former advisor.

Furthermore, in consideration of the payment of certain cash considerations by our sub-advisor, BGC Partners has agreed to transfer to our sub-advisor any rights to reimbursement of organizational and offering expenses incurred by our former advisor and its affiliates.

In connection with the Settlement Agreement, BGC Partners has agreed to release all known and unknown claims that BGC Partners may have had or currently has against us, our operating partnership, our co-sponsor and advisor entities and the directors, officers, stockholders, owners and employees of such entities, relating to claims arising under the advisory agreement and dealer manager agreement between us and affiliates of our former sponsor, and all claims relating to the termination of Grubb & Ellis Company as our sponsor and the transition to American Healthcare Investors LLC and Griffin Capital Corporation as our new co-sponsors.

Upcoming Change to Initial Public Offering Price

On June 6, 2012, we filed a Registration Statement on Form S-11 for the follow-on public offering of our shares of common stock. In such registration statement, we disclosed that our board of directors would determine the offering price per share after engaging the services of an independent valuation firm to assist the board with such determination. Our board of directors also has determined that it would be appropriate to change the offering price per share for any new purchases of our shares in our initial public offering at the same time that the offering price is determined for purposes of our pending follow-on public offering. On November 1, 2012, or the Price Announcement Date, we anticipate that our board of directors will announce its determination of the offering price per share for any new purchases of our shares in our initial public offering. We will continue to offer shares of our common stock in the primary offering component of our initial public offering at the current price of $10.00 per share through the day immediately prior to the Price Announcement Date (which we anticipate will be October 31, 2012), and all issuances of our shares of common stock pursuant to our DRIP on or prior to the Price Announcement Date will continue to reflect a price of $9.50 per share. Effective on the Price Announcement Date, we will begin offering shares in the primary offering component of our initial public offering at the revised primary offering price, which may be different from our current $10.00 per share primary offering price, and all issuances of our shares of common stock pursuant to our DRIP after the Price Announcement Date will reflect a price equal to 95.0% of the revised primary offering price, which may be different from our current $9.50 per share DRIP offering price.

Subscription Process and New Subscription Agreement

We will issue shares at our current $10.00 per share primary offering price only in connection with subscriptions that are signed and postmarked for delivery to our transfer agent prior to the Price Announcement Date. Beginning on the Price Announcement Date, we will offer shares of our common stock in the primary offering component of this offering at the revised primary offering price, and all issuances of our shares of common stock pursuant to the DRIP component of this offering after the Price Announcement Date will reflect a price equal to 95.0% of the revised primary offering price. However, we will accept subscription agreements for the primary offering component of this offering at $10.00 per share on or after the Price Announcement Date only in the event that such subscriptions require funds to be transferred from an individual retirement account custodian in connection with the purchase of our shares, provided that all of the following criteria are met:

•	the investor must sign the subscription agreement prior to the Price Announcement Date;

•	a copy of the subscription agreement and transfer request must be postmarked for delivery to DST Systems, Inc., our transfer agent, prior to the Price Announcement Date; and

•	our transfer agent must receive the final subscription agreement executed by the custodian and subscription proceeds within thirty (30) days after the Price Announcement Date.

A revised form of our Subscription Agreement was included as Exhibit B to Supplement No. 6 dated August 24, 2012. The revised form of Subscription Agreement supersedes and replaces all prior forms of Subscription Agreements. This revised form of our Subscription Agreement may be used effective immediately, and must be used for all subscriptions dated on or after the Price Announcement Date. We will not accept subscriptions dated on or after the Price Announcement Date on any other form of Subscription Agreement.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Distribution Policy” section on page 21 of our prospectus and the “Description of Capital Stock – Distribution Policy” section beginning on page 198 of our prospectus:

Our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on October 1, 2012 and ending on October 31, 2012. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001808219 per day per share of common stock, which is equal to an annualized distribution rate of 6.6%, assuming a purchase price of $10.00 per share. These distributions will be aggregated and paid in cash or reinvested in shares of our common stock pursuant to the DRIP monthly in arrears. The distributions declared for each record date will be paid only from legally available funds.

Risk Factors

The following information should be read in conjunction with the discussion contained in the “Risk Factors – Investment Risks” section beginning on page 25 of our prospectus:

This is a fixed price offering and the board of directors will determine the revised offering price per share of our common stock in its sole discretion. There is no guarantee that the revised offering price will be equal to or greater than our current offering price per share or will accurately represent the current value of our assets per share of our common stock at any given time.

This is a fixed price offering, which means that the offering price for shares of our common stock is fixed and will not vary based on the underlying value of our assets at any given time. On the Price Announcement Date, our board of directors will announce its determination of the revised offering price per share of our common stock. There is no guarantee that such revised offering price per share will be equal to or greater than our current initial public offering price of $10.00 per share. Furthermore, the revised offering price will be determined by our board of directors in its sole discretion, and will be based on the board’s own conclusions and assumptions. Such conclusions and assumptions may prove to be inaccurate in the future, and we do not presently intend to obtain updated appraisals of our assets after the Price Announcement Date or further adjust the offering price for this offering. Therefore, the offering price per share on or after the Price Announcement Date may not accurately represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at such time. We cannot assure you that you will be able to sell your shares of our common stock at a price equal to or greater than the revised offering price determined by our board of directors.

Recent Acquisitions

The following information should be read in conjunction with the “Prospectus Summary – Description of Investments” section beginning on page 8 of our prospectus and the “Investment Portfolio – Acquired Properties” section beginning on page 112 of our prospectus:

Acquired Properties

As of September 21, 2012, we had completed 40 acquisitions, comprising 113 buildings and an aggregate of 4,114,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $985,958,000, in various states. Acquisitions made between August 15, 2012 and September 21, 2012 are listed below:

Property Name(1)	Type of Property	GLA (Sq Ft)	Occupancy	Purchase Date	Contract Purchase Price	Mortgage Debt(2)	Interest Rate(2)	Maturity Date	Property Taxes(3)	Capitalization Rate(4)	Location
Pacific Northwest Senior Care Portfolio	Healthcare-Related Facility	369,000	100%	08/24/12	59,523,000	—	—%	—	445,000	8.94%	Bend, Corvallis, Grants Pass, Prineville, Redmond and Salem, OR and North Bend, Olympia and Tacoma, WA
Silver Star MOB Portfolio(5)	Medical Office	30,000	100%	09/05/12	8,350,000	—	—%	—	30,000	7.89%	DeSoto, TX
East Tennessee MOB Portfolio	Medical Office	167,000	100%	09/14/12	51,200,000	—	—%	—	364,000	7.80%	Knoxville, TN

(1)	We own 100% of all of our properties listed.
(2)	Represents the mortgage loan payable assumed by us on the property and the interest rate at the time of acquisition.
(3)	Represents the real estate taxes on the property for 2011.
(4)	The estimated capitalization rates are based on each property's net operating income from the in-place leases for the twelve months after the date of purchase of the respective property, including any contractual rent increases contained in such leases for these twelve months, divided by the purchase price for the respective property, exclusive of any acquisition fees and expenses paid. In calculating each property's net income, we generally estimate each property's expenses for the twelve months after the date of purchase by evaluating historical expenses of the property and adjusting for factors such as the property's age, location and other information we obtained during our due diligence examination of the property prior to its acquisition. We also estimate each property's occupancy for the twelve months after the date of purchase using assumptions regarding upcoming lease renewals or terminations based on information we obtained about the property and its tenants during our due diligence examination of the property prior to its acquisition. The capitalization rates do not reflect reserves for replacements.
(5)	The Silver Star MOB Portfolio consists of five separate medical office buildings. As of September 21, 2012, we have acquired four of the five medical office buildings. The proposed acquisition of the remaining building is expected to occur during the third quarter of 2012; however, such acquisition is subject to substantial conditions to closing and no assurance can be provided that we will be able to acquire the remaining building in the anticipated timeframe, or at all.

We will pay AHI Management Services, Inc., or AHI Management Services, an affiliate of our sub-advisor, 4.0% of the gross monthly cash receipts derived from the operations of these properties, except with respect to the Pacific Northwest Senior Care Portfolio and the medical office building of the Silver Star MOB Portfolio located in DeSoto, Texas, for which we will pay an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the property. Among other things, AHI Management Services has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Additionally, our advisor entities and their affiliates were paid, as compensation for services rendered in connection with the investigation, selection and acquisition of the Pacific Northwest Senior Care Portfolio, the East Tennessee Medical Office Building Portfolio and the medical office building of the Silver Star MOB Portfolio located in DeSoto, Texas, an acquisition fee of 2.60% of the contract purchase price of each property, which was paid as follows: (i) in shares of our common stock in an amount equal to 0.15% of the contract purchase price, at $9.00 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees, and (ii) the remainder in cash equal to 2.45% of the contract purchase price. Other affiliates of us, our advisor or our sub-advisor may receive additional fees or other compensation as a result of our property acquisitions in accordance with the compensation provisions described in our prospectus.